Exhibit 21.1

Subsidiaries of Targeted Genetics Corporation

Targeted Genetics Corporation has four subsidiaries as of December 31, 2002, as follows:

Name of Subsidiary	Jurisdiction of Incorporation
CellExSys, Inc.	Washington
Emerald Gene Systems, Ltd.	Bermuda
Genovo, Inc.	Delaware
TGCF Manufacturing, Inc.	Washington